FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 30, 2013

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

Fourth Quarter 2012 Results

Buenos Aires, January 30, 2013 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the fourth quarter ended December 31, 2012.

Net income attributable to Petrobras Argentina for 2012 fourth quarter was a P$1 million gain. In 2011 fourth quarter the Company recorded a negative net income of P$110 million.

Net income attributable to Petrobras Argentina for 2012 FY was a P$615 million gain. Net income for 2011 FY was a P$698 million gain.

Net income for 2012 FY is attributable to continuing operations while net income for 2011 FY is mainly derived from discontinued operations.

Income Statement

(Consolidated Information) (in millions of pesos)	(Three-Months Period)		(Twelve-Months Period)	
	IVQ12	IVQ11	Dec-12	Dec-11
Net Sales	3,448	3,106	12,765	11,104
Cost of Sales	(2,665)	(2,372)	(9,619)	(8,462)
Gross Profit	783	734	3,146	2,642
Administrative and Selling Expenses	(423)	(306)	(1,433)	(1,205)
Exploration Expenses	(19)	(25)	(212)	(391)
Other Operating Results	(43)	(435)	(121)	(831)
Equity in Earnings of Affiliates	(206)	(132)	(148)	(36)
Operating Result	92	(164)	1,232	179
Financial and Holding Results	(3)	(44)	(70)	(176)
Income Tax	(69)	93	(492)	(15)
Income (loss) from continuing operations	20	(115)	670	(12)
Income from discontinued operations	-	-	-	706
Net Result	20	(115)	670	694
Attributable to:				
Controlling interest	1	(110)	615	698
Non-controlling interest	19	(5)	55	(4)
Total	20	(115)	670	694

Net sales

Gross profit

Operating Income

Equity in earnings of affiliates

Financial income (expense) and holding gains (losses)

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

-

In 2012 quarter net sales increased P$385 million to P$1,717 million.

Oil sales totaled P$1,419 million in 2012 quarter and P$1,014 million in 2011 quarter. Consolidation of Petrolera Entre Lomas S.A.'s operations as from June 1, 2012 resulted in the recognition of P$326 million sales in 2012 quarter. Excluding these effects, oil sales increased 7.8% to P$1,093 million in 2012 quarter, mainly as a result of an improvement in average sales prices.

Gas sales decreased 6.4% to P$278 million in 2012 quarter. Consolidation of Petrolera Entre Lomas S.A.'s operations as from June 1, 2012 resulted in the recognition of P$24 million sales in 2012 quarter. Excluding these effects, gas sales decreased P$43 million to P$254 million in 2012 quarter.

-

Gross profit increased P$17 million to P$433 million in 2012 quarter. The improvement in 2012 quarter is basically attributable to the 27% rise in average sales prices and, to a lesser extent, the 2% increase in daily sales volumes of oil equivalent. Gross margin on sales was 25% and 31% in 2012 and 2011 quarters, respectively.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2012, Petrobras Argentina´s liquid hydrocarbon and natural gas proved reserves totaled 215 million boe (88.8 million barrels of oil and 758.9 billion cubic feet of gas).

Refining and Distribution

-

Sales in the Refining business decreased P$215 million to P$1,746 million in 2012 quarter, mainly due to lower sales volumes of refined products as a consequence of the transfer of the catalytic reformer plant to the Petrochemicals segment, which in 2011 quarter accounted for P$210 million, and a P$199 million reduction in crude oil sales.

Excluding the effects of the transfer of the catalytic reformer plant, in 2012 quarter total sales volumes of refined products increased 5.6% to 515.9 thousand cubic meters, mainly due to the increased sales volumes of fuel oil and other oil related products, offset by lower gasoline and diesel oil sales.

-

Gross profit decreased to P$77 million in 2012 quarter from P$133 million in 2011 quarter, with sales margins on sales of 4.4% and 6.8% in 2012 and 2011 quarters, respectively. This decline is mainly attributable to the increase in the costs for the purchase of oil and other products, which could only be partially passed through to sales prices.

Petrochemicals

-

Net sales rose P$237 million to P$729 million in 2012 quarter, mainly due to the incorporation of the catalytic reformer plant operations which accounted for net sales of P$247 million, which were shown in the Refining and Distribution segment in 2011 quarter.

Styrenic products sales revenues decreased P$10 million to P$482 million in 2012 quarter, as a result of the combined effect of a 17% improvement in average sales prices and a 16% drop in sales volumes.

-

Gross profit totaled P$59 million in 2012 quarter and P$53 million in 2011 quarter, and gross margin on sales decreased to 8.1% in 2012 quarter from 10.8% in 2011 quarter.

Gas and Energy

Marketing and Transportation of Gas

-

In 2012 quarter, sales revenues decreased P$84 million to P$390 million, mainly as a consequence of a decline in revenues from liquid fuel sales.

Revenues from liquid fuel sales dropped P$117 million to P$49 million in 2012 quarter, as a result of a decline in sales volumes and a decrease in average sales prices in line with international reference prices.

Revenues from gas sales increased P$30 million to P$330 million in 2012 quarter, basically due to an improvement in average sales prices, partially offset by a decline in sales volumes to 267 million cubic feet per day in 2012 quarter from 325 million cubic feet per day in 2011 quarter.

-

Gross profit rose P$20 million in 2012 quarter to P$82 million and gross margin on sales was 21% and 13% in 2012 and 2011 quarters, respectively.

Electricity

-

Net sales for electricity generation in 2012 quarter dropped P$44 million to P$381 million, mainly due to the combined effect of a 4.3% improvement in sales prices and an 8.7% drop in sales volumes.

Net sales attributable to Genelba Power Plant decreased P$31 million to P$176 million in 2012 quarter, mainly due to the decline in average sales prices and a drop in sales volumes to 1,312 GWh in 2012 quarter from 1,429 GWh in 2011 quarter. Average sales prices dropped 7.4% to P$134 per MWh in 2012 quarter, mainly because recognition in operation and maintenance costs and power price was reduced as a result of the expiration of the Generators Agreement.

Net sales attributable to Genelba Plus Power Plant rose P$24 million to P$111 million in 2012 quarter, mainly due to the increase in energy sales to 341 Gwh in  2012 quarter from 292 Gwh in 2011 quarter.

Net sales attributable to Pichi Picún Leufú decreased P$11 million to P$29 million in 2012 quarter. Energy sales decreased 117 GWh due to lower water supply in 2012 quarter while average sales prices increased 15% to P$145.7 per MWh in 2012 quarter.

-

Gross profit for electricity generation declined P$42 million to P$55 million in 2012 quarter.

www.petrobras.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 01/30/2013

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney